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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             NETSCOUT SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  64115 T 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              |_|  Rule 13d-1(b)
              |_|  Rule 13d-1(c)
              |X|  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        -----------------
CUSIP NO. 64115 T 10 4                 13G                    PAGE 2 OF 8 PAGES
----------------------                                        -----------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Anil Singhal
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |_|
------- -----------------------------------------------------------------------
  3     SEC USE ONLY
------- -----------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
------------------------- ----- -----------------------------------------------
                           5    SOLE VOTING POWER
                                         2,555,164 shares
       NUMBER OF          ----- -----------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY                       738,205 shares
        OWNED BY          ----- -----------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING                         2,555,164 shares
         PERSON           ----- -----------------------------------------------
          WITH             8    SHARED DISPOSITIVE POWER
                                         738,205 shares
------------------------- ----- -----------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,293,369 shares
------- -----------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- -----------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 11.1%
------- -----------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN
------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        -----------------
CUSIP NO. 64115 T 10 4                 13G                    PAGE 3 OF 8 PAGES
----------------------                                        -----------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Abha Singhal
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
------- -----------------------------------------------------------------------
  3     SEC USE ONLY
------- -----------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
------------------------- ----- -----------------------------------------------
                           5    SOLE VOTING POWER
                                         250,000 shares
       NUMBER OF          ----- -----------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY                       340,000 shares
          EACH            ----- -----------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON                          250,000 shares
          WITH            ----- -----------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                         340,000 shares
------------------------- ----- -----------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 590,000 shares
------- -----------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- -----------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 2.0%
------- -----------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN
------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:  NetScout Systems, Inc. (the "Company")

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  310 Littleton Road, Westford, MA  01886.

Item 2(a).        NAMES OF PERSONS FILING:  Anil Singhal and Abha Singhal.

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE: The address of the principal business office of Anil Singhal is 310 Littleton Road, Westford, MA 01886. The residence of Abha Singhal is 265 Kimball Road, Carlisle, MA 01741.

Item 2(c). CITIZENSHIP: Anil Singhal and Abha Singhal are citizens of the United States.

Item 2(d).        TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 Par Value.

Item 2(e).        CUSIP NUMBER:  64115 T 10 4

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

Item 4.           OWNERSHIP.

                  (a) Amount Beneficially Owned: Mr. Singhal beneficially owns 3,293,369 shares of Common Stock. Mr. Singhal directly owns 2,536,546 shares of Common Stock and has presently exercisable options to purchase 18,618 shares of Common Stock. In addition, 398,205 shares are held by two trusts for the benefit of Mr. Singhal's children; Mr. Singhal is one of two trustees of each such trust.

                        Mrs. Singhal beneficially owns 590,000 shares of Common Stock. Mrs. Singhal directly owns 250,000 shares of Common Stock.

                        340,000 shares are held by a family limited partnership of which Mr. and Mrs. Singhal are the general partners and trusts for the benefit of their children are the limited partners.

                        Mr. and Mrs. Singhal are spouses. Mr. Singhal may be deemed to beneficially own the 590,000 shares of Common Stock beneficially owned by Mrs. Singhal. Mr. Singhal disclaims beneficial ownership of 250,000 of such shares. Mrs. Singhal may be deemed to beneficially own the 3,293,369 shares of Common Stock beneficially owned by Mr. Singhal. Mrs. Singhal disclaims beneficial ownership of 2,953,369 of such shares.


                               PAGE 4 OF 8 PAGES

                       The amount beneficially owned by Mr. and Mrs. Singhal does not include 1,000,000 shares held by The Abha Singhal GRAT - 2001 and 1,000,000 shares held by The Abha Singhal GRAT II - 2001. Neither Mr. nor Mrs. Singhal have voting power or dispositive power over the shares held by such trusts.

                  (b)  Percent of Class:

                       Anil Singhal:  11.1%
                       Abha Singhal: 2.0%

                       The foregoing percentages are calculated based on the 29,763,280 shares of Common Stock reported to be outstanding on February 7, 2002 in the Company's Form 10-Q for the quarter ended December 31, 2001.

                  (c)  Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote:
                           Anil Singhal: 2,555,164
                           Abha Singhal: 250,000

                      (ii) shared power to vote or to direct the vote:
                           Anil Singhal: 738,205
                           Abha Singhal: 340,000

                     (iii) sole power to dispose or direct the disposition of:
                           Anil Singhal: 2,555,164
                           Abha Singhal: 250,000

                      (iv) shared power to dispose or direct the disposition of:
                           Anil Singhal: 738,205
                           Abha Singhal: 340,000

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.


                               PAGE 5 OF 8 PAGES

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

Item 10.          CERTIFICATION.

                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor 13d-1(c).


                               PAGE 6 OF 8 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002


                                                      /s/ Anil Singhal
                                                      --------------------
                                                      Anil Singhal

                                                      /s/ Abha Singhal
                                                      --------------------
                                                      Abha Singhal


                               PAGE 7 OF 8 PAGES

                                                                     EXHIBIT 1

                                    AGREEMENT


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of capital stock of NetScout Systems, Inc.


Dated:  February 14, 2002


                                                      /s/ Anil Singhal
                                                      --------------------
                                                      Anil Singhal


                                                      /s/ Abha Singhal
                                                      --------------------
                                                      Abha Singhal


                               PAGE 8 OF 8 PAGES